

Mail Stop 3233

December 26, 2017

Via Email
Mr. David K. Holeman
Chief Financial Officer
Whitestone REIT
2600 South Gessner, Suite 500
Houston, TX 77063

> **Re:** **Whitestone REIT**
> **Form 10-K**
> **Response dated November 22, 2017**
> **File No. 001-34855**

Dear Mr. Holeman:

We have reviewed your November 22, 2017 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our November 9, 2017 letter.

Notes to Consolidated Financial Statements

Note 5. Variable Interest Entities, page F-18

1.   We note from page F-11 of Pillarstone Capital REIT's 2016 10-K that "pursuant to the Amended and Restated Agreement of Limited Partnership, subject to certain protective rights of the limited partners described below, the general partner has full, exclusive and complete responsibility and discretion in the management and control of Pillarstone OP, including the ability to cause Pillarstone OP to enter into certain major transactions including a merger of Pillarstone OP or a sale of substantially all of the assets of Pillarstone OP. The limited partners have no power to remove the general partner without the general partner's consent." Please reconcile this to the disclosure immediately

following, which states that "in addition, pursuant to the Amended and Restated Agreement of Limited Partnership, the general partner may not conduct any business without the consent of a majority of the limited partners other than in connection with certain actions described therein." Please explicitly detail for us all protective and substantive participating rights of the limited partners. Additionally, please tell us how the general partner may have full, exclusive and complete responsibility and discretion in the management and control of Pillarstone OP, but may not conduct any business without the consent of a majority of the limited partners.

2. We note that you have been delegated property management, leasing, day-to-day advisory and administrative services and all rights and duties to provide services for Pillarstone OP. Please tell us whether Pillarstone REIT has any rights that may preclude you from exercising your delegated power to direct the day-to-day business decisions that directly impact the economic performance of Pillarstone OP.

3. Please tell us whether you have the right to 1) select, terminate or set the compensation of management responsible for implementing Pillarstone OP's policies and procedures or 2) establish operating and capital decisions of Pillarstone OP, including budgets, in the ordinary course of business. Refer to ASC 810-10-25-11.

You may contact Kristi Marrone, Staff Accountant, at (202)-551-3429 or me at (202) 551-3395 with any questions.

Sincerely,

/s/ Isaac Esquivel

Isaac Esquivel
Staff Accountant
Office of Real Estate and
Commodities